UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NovaCopper Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66988K102
(CUSIP Number)

Andrew Philip Burgin, Director
Gold First Investments Limited
Unit 801-2, 8/F, Tung Hip Commercial Building
244-248 Des Voeux Road Central
Sheung Wan, Hong Kong
+852 2575 0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 66988K102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gold First Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	NUMBER OF	7.	SOLE VOTING POWER 5,568,000(1)
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 5,568,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,568,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

5.3%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 104,871,421 common shares of the issuer were outstanding as at December 16, 2015.

SCHEDULE 13D/A
CUSIP No. 66988K102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Notela Resource Advisors Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Alberta, Canada

	NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 0
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D/A
CUSIP No. 66988K102

1,	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lakeview Group Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	NUMBER OF	7.	SOLE VOTING POWER 5,568,000(1)
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 5,568,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,568,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

5.3%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 104,871,421 common shares of the issuer were outstanding as at December 16, 2015.

SCHEDULE 13D/A
CUSIP No. 66988K102

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, originally filed with the United States Securities and Exchange Commission on June 29, 2015 and subsequently amended on December 8, 2015 (as amended, the “Schedule 13D”), with respect to the common shares of NovaCopper Inc. (the “Issuer”). Except as otherwise indicated, the information set forth in the Schedule 13D remains unchanged.  All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)
Gold First Investments Limited (“Gold First”), Notela Resource Advisors Ltd. (“Notela”) and Lakeview Group Holdings Limited (“Lakeview”, and, together with Gold First and Notela, the “Reporting Persons”).

(b)
The business address of Gold First is Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong. The business address of Notela is 819 22nd Avenue NW, Calgary, Alberta, T2M 1P3, Canada. The business address of Lakeview is Suite 2211, Times Square – Tower Two, 1 Matheson Street, Causeway Bay, Hong Kong.

(c)
The principal business of each of the Reporting Persons is owning securities. The principal address of the directors and executive officers of Gold First, Notela and Lakeview is set forth on Annex A, which is incorporated herein by reference.

(d)
During the last five years, none of the Reporting Persons or any person listed on Annex A, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or any person listed on Annex A, which is incorporated herein by reference, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Gold First is a company limited by shares incorporated under the laws of the British Virgin Islands. Notela is a corporation existing under the laws of the Province of Alberta, Canada. Lakeview is a company limited by shares incorporated under the laws of the British Virgin Islands. The citizenship of the directors and executive officers of Gold First, Notela and Lakeview is set forth on Annex A, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Gold First and Notela acquired the Common Shares described in Item 5 upon completion of the arrangement between the Issuer and Sunward Resources Ltd. (the “Arrangement”) on June 19, 2015. The Arrangement was completed pursuant to the Arrangement Agreement, dated April 22, 2015 (the “Arrangement Agreement”)

SCHEDULE 13D/A
CUSIP No. 66988K102

between the Issuer and Sunward Resources Ltd. In connection with the Arrangement, Gold First and Notela received 0.3 Common Shares in exchange for each common share of Sunward Resources Ltd. previously held.

This description of the Arrangement Agreement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is filed as Exhibit 2.1 to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 16, 2015, Notela sold its 60% interest in Gold First to Lakeview. As of December 16, 2015, Lakeview’s ownership in Gold First increased from 40% to 100%.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
As at December 16, 2015, Gold First held 5,568,000 Common Shares, or 5.3% of the outstanding Common Shares, based upon information furnished by the Issuer that 104,871,421 Common Shares were outstanding as of such date.  Lakeview may be deemed to beneficially own the Common Shares held directly by Gold First owing to Lakeview’s 100% interest in Gold First. Notela has no interest in Gold First and is no longer a beneficial owner of the Issuer.

(b)
The board of directors of Gold First has sole voting and dispositive power over the Common Shares described in Item 5(a) above.  The directors of Gold First are listed in Annex A, which is incorporated herein by reference. Lakeview may be deemed to have voting and dispositive power over the Common Shares held directly by Gold First owing to Lakeview’s ownership in Gold First. Notela no longer has any voting or dispositive power over the Common Shares held directly by Gold First.

(c)	The information set forth in Item 4 is incorporated herein by reference.

(d)	None

(e)	As of December 16, 2015, Notela ceased to be a beneficial owner of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

2.1
Arrangement Agreement, dated April 22, 2015, between the Issuer and Sunward Resources Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 27, 2015)

2.2	Share Purchase Agreement, dated November 23, 2015, between Gold First and the Purchaser

99.1	Joint Filing Agreement, dated June 19, 2015, between Gold First and Notela (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on June 29, 2015)

99.2	Joint Filing Agreement, dated December 23, 2015, between Gold First, Notela and Lakeview

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2015	GOLD FIRST INVESTMENTS LIMITED

By: /s/ Andrew P. Burgin
Name: Andrew P. Burgin
Title: Director

Date: December 23, 2015	NOTELA RESOURCE ADVISORS LTD.

By: /s/ Philip O'Neill
Name: Philip O'Neill
Title: Director

Date: December 23, 2015	LAKEVIEW GROUP HOLDINGS LIMITED

By: /s/ Kevin O'Shaughnessy
Name: Kevin O'Shaughnessy
Title: Director

ANNEX A

Gold First Investments Limited

The name, title, present principal occupation or employment and citizenship of the directors and executive officers of Gold First Investments Limited are set forth below. Except for Mr. O’Neill, the business address of each person is Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong.

Name (Title at Gold First Investments Limited)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Andrew Philip Burgin (Director)	Accountant at Asia-Pacific Accounting & Secretarial Services Limited (Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong)	United Kingdom

Kevin John O’Shaughnessy (Director)	Accountant at Bromarv Limited (Suite 2211, Tower 2, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong)	United Kingdom	6,000(1)

Notela Resource Advisors Ltd.

The name, title, present principal occupation or employment and citizenship of the directors and officers of Notela Resource Advisors Ltd. are set forth below. The business address of each person is 819 22nd Avenue NW, Calgary, AB, T2M 1P3, Canada.

Name (Title at Notela Resource Advisors Ltd.)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Philip O’Neill (Director)	President, MP1 Capital Ltd. (819 22nd Avenue NW, Calgary, Alberta T2M 1P3, Canada)	Canada	254,999(2)

David Forest (Director)	Geologist	Canada

Mr. O’Neill, Mr. Forest and The Carl And Eunice Marosits 2012 Joint Spousal Trust each hold 33% of Notela Resource Advisors Ltd. Each of the foregoing disclaims beneficial ownership over the common shares of NovaCopper Inc. held by Gold First Investments Limited except to the extent of their respective pecuniary interest therein.

Lakeview Group Holdings Limited

The name, title, present principal occupation or employment and citizenship of the directors and officers of Lakeview Group Holdings Limited are set forth below. The business address of each person is Suite 2211, Times Square – Tower Two, 1 Matheson Street, Causeway Bay, Hong Kong.

Name (Title at Lakeview Group Holdings Limited)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

David Philip Boehm (Director)	Businessman (Suite 2211, Tower 2, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong)	Australian	1,500

Andrew Philip Burgin (Director)	Accountant at Asia-Pacific Accounting & Secretarial Services Limited (Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong)	United Kingdom

Kevin John O'Shaughnessy (Director)	Accountant at Bromarv Limited (Suite 2211, Tower 2, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong)	United Kingdom	6,000(1)

(1)   In connection with the arrangement agreement between NovaCopper Inc. (the “Issuer”) and Sunward Resources Ltd. (“Sunward”), pursuant to which the Issuer acquired Sunward (the “Arrangement”) on June 19, 2015, Mr. O’Shaughnessy received 0.3 shares of the Issuer for each share of Sunward held immediately prior to the effective time of the Arrangement.
(2)   Represents 154,999 common shares of the Issuer held by Mr. O’Neill (75,000 of which were issued on December 14, 2015 as a result of the redemption of 75,000 deferred share units) and common shares issuable upon exercise of 100,000 options held by Mr. O’Neill.